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                              BioEthics, Ltd.

                               July 11, 2006



Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561


   Re: BioEthics, Ltd. (the "Company")
       Form 10-KSB, for year ended December 31, 2005
       Filed: March 31, 2006
       File No.: 033-55254-41


Dear Ms. Jenkins:

     This letter is submitted on behalf of the Company in response to the comments of the staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 10-KSB (the "Annual Report"). The accompanying amendment to the Annual Report has been revised in response to the staff's comment. The following sets forth the staff's comment as reflected in the staff's letter dated June 21, 2006, and the corresponding response of the Company to that comment.


Report of the Registered Public Accounting Firm


   1. The report of Pritchett, Siler & Hardy, P.C. refers to the report of another auditor for the period from inception through December 31, 1997. Please revise to provide the report of the other auditor as required by Rule 2-05 of Regulation S-X.

         The report of Pritchett, Siler & Hardy, P.C. has been revised so that it no longer references the report of another auditor.


     The Company also hereby acknowledges that:

       - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       - The Company may not assert staff' comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Ms. Jenkins
July 11, 2006
Page 2


     Thank you for your assistance in this matter.

                              Very truly yours,

                              BioEthics, Ltd.

                              /s/ Mark Cowan

                              Mark Cowan